SCMP GROUP

NEWSPAPER MAGAZINE RETAIL VENTURES

082-03327

RECEIVED

2010 APR -6 A 11:23

Direct Line Direct Fax

BY REGISTERED POST

23 March 2010

Exemption No. 33-51010


10015486

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

(a) Announcement on Final Results for the Year Ended 31 December 2009
(b) Announcement on Appointment of Independent Non-executive Director
(c) Announcement on Proposed Adoption of New Chinese Name

The Annual Report 2009 will be available by the end of April and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosures
VL/vc

4/7

CoSec\Annual2009\Announcement-Distribution.doc

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

RECEIVED 2010 APR -6 A 11:

FINAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2009

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2009 as follows:

CONSOLIDATED BALANCE SHEET
As at 31 December 2009

	Notes	**2009**	2008
		HK$'000	*HK$'000*
ASSETS			
Non-current assets			
Property, plant and equipment		**495,661**	502,580
Investment properties		**1,008,100**	986,100
Lease premium for land		**113,121**	13,969
Intangible assets		**19,165**	24,729
Interests in associates		**46,451**	53,334
Available-for-sale financial assets		**200,995**	105,074
Defined benefit plan's assets		**52,198**	60,104
		1,935,691	1,745,890
Current assets			
Inventories		**18,557**	38,904
Accounts receivable	*3*	**156,719**	187,428
Prepayments, deposits and other receivables		**15,764**	23,411
Tax recoverable		**3,508**	-
Cash and cash equivalents		**254,112**	272,015
		448,660	521,758
Total assets		**2,384,351**	2,267,648

CONSOLIDATED BALANCE SHEET (continued)

	Notes	**2009 HK$'000**	2008 HK$'000
EQUITY			
Capital and reserves			
Share capital	4	**156,095**	156,095
Reserves		**1,935,277**	1,722,944
Proposed dividend		**-**	31,219
		1,935,277	1,754,163
Shareholders' funds		**2,091,372**	1,910,258
Minority interests		**21,037**	20,114
Total equity		**2,112,409**	1,930,372
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**145,308**	125,861
		145,308	125,861
Current liabilities			
Accounts payable and accrued liabilities	5	**99,450**	142,466
Subscriptions in advance		**23,104**	24,550
Current income tax liabilities		**4,080**	44,399
		126,634	211,415
Total liabilities		**271,942**	337,276
Total equity and liabilities		**2,384,351**	2,267,648
Net current assets		**322,026**	310,343
Total assets less current liabilities		**2,257,717**	2,056,233

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Year ended 31 December 2009

	Notes	**2009** ***HK$'000***	2008 *HK$'000*
Continuing operations			
Revenue	*2*	**740,667**	1,037,774
Other income		**4,669**	5,684
Staff costs		**(323,559)**	(355,409)
Cost of production materials		**(126,671)**	(164,919)
Rental and utilities		**(37,828)**	(41,177)
Depreciation and amortisation		**(56,762)**	(53,807)
Advertising and promotion		**(34,899)**	(38,036)
Other operating expenses		**(115,325)**	(156,829)
Fair value gain/(loss) on investment properties		**134,919**	(81,150)
Operating profit	*2*	**185,211**	152,131
Finance income		**1,110**	3,195
Finance costs		**-**	(1,054)
Net Finance income		**1,110**	2,141
Share of (losses)/profits of associates		**(3,434)**	1,187
Profit before income tax		**182,887**	155,459
Income tax expense	*6*	**(34,813)**	(21,557)
Profit for the year from continuing operations		**148,074**	133,902
Discontinued operations	*7*		
Profit for the year from discontinued operations		**-**	51,413
Profit for the year		**148,074**	185,315
Other comprehensive income/(loss)			
Fair value gain arising from reclassification of leasehold land to investment properties		**-**	8,436
Fair value gain/(loss) on available-for-sale financial assets		**72,031**	(188,422)
Currency translation difference		**2,151**	(3,049)
Income tax relating to components of other comprehensive income		**-**	(1,351)
Other comprehensive income/(loss) for the year, net of tax		**74,182**	(184,386)
Total comprehensive income for the year		**222,256**	929

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

	Notes	**2009** *HK$'000*	2008 *HK$'000*
Profit attributable to:			
Shareholders of the Company		**138,151**	172,768
Minority interests		**9,923**	12,547
		148,074	185,315
Total comprehensive income/(loss) attributable to:			
Shareholders of the Company		**212,333**	(11,618)
Minority interests		**9,923**	12,547
		222,256	929
Earnings per share	*9*		
Basic and diluted			
- Continuing operations		**8.85 cents**	7.78 cents
- Discontinued operations		**-**	3.29 cents
		8.85 cents	11.07 cents
Dividends	*8*	**-**	124,876

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets.

(b) Changes in accounting policy and disclosures

The Group has adopted the following new and amended HKFRSs as of 1 January 2009:

HKAS 1 (revised), 'Presentation of financial statements'

HKAS 1 (revised) prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

HKAS 23 (revised), 'Borrowing costs'

The revised standard requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The Group previously recognised all borrowing costs as an expense immediately. The change in accounting policy had no impact on earnings per share as the Group was not involved in the acquisition, construction or production of any qualifying assets during the years presented.

HKFRS 7, 'Financial instruments: disclosures'

The amendment to HKFRS 7 requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

HKFRS 8, 'Operating segments'

HKFRS 8 replaces HKAS 14, 'Segment reporting'. It requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in changes in the reportable segments presented, as the previously reported segment of newspapers, magazines and other publications has been split into newspaper segment and magazine segment.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

1. BASIS OF PREPARATION AND ADOPTION OF NEW/REVISED HKFRS (continued)

(b) Changes in accounting policy and disclosures (continued)

HKICPA's improvements to HKFRS published in October 2008

HKICPA's improvements to HKFRS published in October 2008 sets out a number of amendments to HKFRSs. It includes an amendment to HKAS 28, 'Investments in associates'. The amendment clarified that an investment in an associate is treated as a single asset for the purpose of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. Following the amendment, the Group now treats its investments in each associate as a single asset for the purpose of impairment testing. Any resulting impairment loss or subsequent reversal will not be allocated to goodwill.

2. REVENUE AND SEGMENT INFORMATION

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has five reportable segments: newspaper, magazine, property, music publishing and video and film post-production. Newspaper segment is engaged in the publication of *South China Morning Post*, *Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards. Music publishing segment derives its revenues from the sale of music video and audio discs and its music publishing rights. Video and film post-production segment is engaged in the provision of post-production services for movies, TV commercials and corporate videos. During the year ended 31 December 2008, the Group has disposed of its entire interest in the music publishing and video and film post-production businesses and they have been presented as discontinued operations.

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that: (i) interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements, (ii) investment in associates is measured at cost less accumulated impairment losses in segment assets while such investment is accounted for under the equity method in the Group's consolidated financial statements and (iii) the segment asset for Magazine includes a publishing title measured at recoverable amount. Such publishing title has not been recognised in the consolidated financial statements as the publishing title was internally generated by the Group.

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, music publishing and video and film post-production segments, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the year ended 2009 and 2008 were HK$740,667,000 and HK$1,045,302,000 respectively.

2. REVENUE AND SEGMENT INFORMATION (continued)

Substantially all the activities of the Group are based in Hong Kong and below is segment information by reportable segments:

(a) Reportable segment profit or loss

	Continuing operations					Discontinued operations			
For the year ended 31 December 2009	**Newspaper** *HK$'000*	**Magazine** *HK$'000*	**Property** *HK$'000*	**All other** *HK$'000*	**Total from continuing operations** *HK$'000*	**Music publishing** *HK$'000*	**Video and film post-production** *HK$'000*	**Total from discontinued operations** *HK$'000*	**Total** *HK$'000*
Total segment revenue	**590,969**	**134,085**	**24,428**	**129**	**749,611**	-	-	-	**749,611**
Inter-segment revenue	**(445)**	**(8,499)**	-	-	**(8,944)**	-	-	-	**(8,944)**
Revenue from external customers	**590,524**	**125,586**	**24,428**	**129**	**740,667**	-	-	-	**740,667**
Finance income	**233**	**88**	-	**792**	**1,113**	-	-	-	**1,113**
Depreciation and amortisation	**(53,552)**	**(1,457)**	**(1,753)**	-	**(56,762)**	-	-	-	**(56,762)**
Income tax	**(3,714)**	**(6,515)**	**(24,584)**	-	**(34,813)**	-	-	-	**(34,813)**
Reportable segment profit	**21,292**	**677**	**126,715**	**4,225**	**152,909**	-	-	-	**152,909**
For the year ended 31 December 2008									
Total segment revenue	851,431	160,348	27,667	4,629	1,044,075	2,275	5,254	7,529	1,051,604
Inter-segment revenue	(151)	(5,851)	(200)	(99)	(6,301)	-	(1)	(1)	(6,302)
Revenue from external customers	851,280	154,497	27,467	4,530	1,037,774	2,275	5,253	7,528	1,045,302
Finance income	2,533	584	-	78	3,195	-	7	7	3,202
Finance cost	-	(1,054)	-	-	(1,054)	-	-	-	(1,054)
Depreciation and amortisation	(52,060)	(1,510)	(237)	-	(53,807)	(6)	(56)	(62)	(53,869)
Income tax	(27,200)	(8,132)	13,776	(1)	(21,557)	-	-	-	(21,557)
Reportable segment profit/(loss)	161,953	14,224	(44,720)	2,817	134,274	48,358	3,055	51,413	185,687

2. REVENUE AND SEGMENT INFORMATION (continued)

(b) Reportable segment information

	Continuing operations					Discontinued operations			
For the year ended 31 December 2009	**Newspaper** *HK$'000*	**Magazine** *HK$'000*	**Property** *HK$'000*	**All other** *HK$'000*	**Total from continuing operations** *HK$'000*	**Music publishing** *HK$'000*	**Video and film post-production** *HK$'000*	**Total from discontinued operations** *HK$'000*	**Total** *HK$'000*
Interests in associates	**66,491**	**-**	**-**	**6,654**	**73,145**	**-**	**-**	**-**	**73,145**
Capital expenditure	**20,550**	**931**	**13,544**	**-**	**35,025**	**-**	**-**	**-**	**35,025**
Reportable segment assets as at 31 December 2009	**948,878**	**119,561**	**1,139,019**	**210,587**	**2,418,045**	**-**	**-**	**-**	**2,418,045**
For the year ended 31 December 2008									
Interests in associates	66,308	-	-	6,654	72,962	-	-	-	72,962
Capital expenditure	16,101	1,499	150	-	17,750	-	35	35	17,785
Reportable segment assets as at 31 December 2008	1,053,662	131,985	989,940	118,689	2,294,276	-	-	-	2,294,276

2. REVENUE AND SEGMENT INFORMATION (continued)

(c) Reconciliation of reportable segment profit or loss to profit for the year

	For the year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Continuing operations:		
Profit for reportable segments	**148,684**	131,457
Profit for all other segments	**4,225**	2,817
	152,909	134,274
Reconciling items :		
Share of (losses)/profits of associates under equity method of accounting	**(3,434)**	1,187
Dividend received from associates	**(1,401)**	(1,559)
	(4,835)	(372)
Profit from continuing operations	**148,074**	133,902
Discontinued operations:		
Profit for reportable segments	**-**	51,413
Profit for the year	**148,074**	185,315

(d) Reconciliation of reportable segment assets to total assets

	For the year ended 31 December	
	2009	2008
	HK$'000	*HK$'000*
Assets for all reportable segments	**2,207,458**	2,175,587
Assets for all other segments	**210,587**	118,689
	2,418,045	2,294,276
Reconciling items :		
Interests in associates at cost less accumulated impairment losses	**(73,145)**	(72,962)
Interests in associates under equity method of accounting	**46,451**	53,334
Elimination of an internally generated publishing title	**(7,000)**	(7,000)
	(33,694)	(26,628)
Total assets	**2,384,351**	2,267,648

3. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivables is as follows:

	Group			
	2009		2008	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	*HK$'000*	%
Current	**89,280**	**55.7**	108,971	57.6
Less than 30 days past due	**19,557**	**12.2**	12,341	6.5
31 to 60 days past due	**34,209**	**21.4**	40,221	21.3
61 to 90 days past due	**11,769**	**7.3**	20,344	10.8
Over 90 days past due	**5,375**	**3.4**	7,226	3.8
Total	**160,190**	**100.0**	189,103	100.0
Less: Allowance for impairment	**(3,471)**		(1,675)	
	156,719		187,428	

4. SHARE CAPITAL

	Group and Company	
	2009	2008
	HK$'000	*HK$'000*
Authorised: 5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid: 1,560,945,596 (2008: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following accounts payable by invoice date:

	Group			
	2009		2008	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	*HK$'000*	%
0 to 30 days	**16,583**	**57.7**	26,643	77.1
31 to 60 days	**6,428**	**22.4**	4,121	11.9
61 to 90 days	**2,714**	**9.4**	2,208	6.4
Over 90 days	**3,026**	**10.5**	1,595	4.6
Total accounts payable	**28,751**	**100.0**	34,567	100.0
Accrued liabilities	**70,699**		107,899	
Total accounts payable and accrued liabilities	**99,450**		142,466	

6. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at a rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

	Group	
	2009	2008
	HK$'000	*HK$'000*
Current income tax		
- Hong Kong profits tax	**15,318**	48,294
- Overseas taxation	**48**	161
Deferred income tax		
- Resulting from a decrease in tax rate	**-**	(8,531)
- Deferred tax with respect to fair value gain/(loss) on investment properties	**22,262**	(13,390)
- Other deferred tax credits	**(2,815)**	(4,977)
	34,813	21,557

7. DISCONTINUED OPERATIONS

During the year ended 31 December 2008, the Group has disposed of its entire interest in the video and film post-production operation and music publishing operation. Accordingly, the results of these operations are presented as discontinued operations in the consolidated statement of comprehensive income. An analysis of the results of the discontinued operations is as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Revenue	**-**	7,528
Other income	**-**	267
Staff costs	**-**	(5,074)
Cost of production materials	**-**	(2,753)
Rental and utilities	**-**	(526)
Depreciation and amortisation	**-**	(62)
Advertising and promotion	**-**	(21)
Other operating expenses	**-**	(361)
Net interest income	**-**	7
Loss of discontinued operations	**-**	(995)
Gain on disposal of discontinued operations	**-**	52,408
Profit for the year from discontinued operations	**-**	51,413

7. DISCONTINUED OPERATIONS (continued)

Cash flows from discontinued operations are as follows:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Net cash used in operating activities	-	(3,459)
Net cash used in investing activities	-	(28)
Net decrease in cash and cash equivalents	-	(3,487)

Proceeds from the disposal of the discontinued operations received in the year ended 31 December 2009 was HK$1,472,000 (2008: HK$51,421,000).

8. DIVIDENDS

(a) Dividends attributable to the year:

	Company	
	2009	2008
	HK$'000	*HK$'000*
Interim dividend paid, nil (2008: HK6 cents per share)	-	93,657
Final dividend proposed but not yet recognised, nil (2008: HK2 cents per share)	-	31,219
	-	124,876

(b) Dividends paid during the year:

	Company	
	2009	2008
	HK$'000	*HK$'000*
Interim dividend in respect of 2008, HK6 cents per share	-	93,657
Final dividend in respect of 2008, HK2 cents per share	**31,219**	-
Final dividend in respect of 2007, HK10 cents per share	-	156,095
	31,219	249,752

9. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$138,151,000 (2008: HK$172,768,000) and 1,560,945,596 (2008: 1,560,945,596) shares in issue during the year.

Profit attributable to shareholders:

	Group	
	2009	2008
	HK$'000	*HK$'000*
Continuing operations	**138,151**	121,355
Discontinued operations	-	51,413
	138,151	172,768

As at 31 December 2009, there was no share options outstanding that enable the holders to subscribe for shares (2008: nil) in the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2009 and 2008 were as follows:

(HK$ millions, except per share amounts)	**For the year ended 31 December 2009**	2008	% Change
Continuing operations:			
Revenue	**740.7**	1,037.8	(29)
Staff costs	**(323.6)**	(355.4)	(9)
Production costs	**(126.7)**	(164.9)	(23)
Rental and utilities	**(37.8)**	(41.2)	(8)
Advertising and promotions	**(34.9)**	(38.0)	(8)
Other operating expenses	**(115.3)**	(156.9)	(27)
Operating costs before depreciation and amortisation	**(638.3)**	(756.4)	(16)
Depreciation and amortisation	**(56.8)**	(53.8)	6
Operating profit from principal activities	**45.6**	227.6	(80)
Other income	**4.7**	5.7	(18)
Fair value gain/(loss) on investment properties	**134.9**	(81.2)	*
Operating profit	**185.2**	152.1	22
Net interest income	**1.1**	2.2	(50)
Share of (losses)/profits of associates	**(3.4)**	1.2	*
Deferred tax on fair value changes of investment properties	**(22.3)**	13.4	*
Taxation	**(12.5)**	(35.0)	(64)
Profit from continuing operations	**148.1**	133.9	11
Discontinued operations:			
Net gain from discontinued operations	-	51.4	(100)
Profit for the year	**148.1**	185.3	(20)
Minority interests	**(9.9)**	(12.5)	(21)
Profit attributable to shareholders	**138.2**	172.8	(20)
Earnings per share (HK cents)	**8.9**	11.1	(20)

* *Represents an increase / a decrease in excess of 100%*

Profit attributable to shareholders for the year dropped 20% to $138.2 million. Our businesses were affected by the downturn in local economy for most of the year which started to improve in the fourth quarter. Revenue for the full year went down 29% to $740.7 million and operating profit from principal activities dropped 80% to $45.6 million mainly due to significant drop in newspaper advertising revenues.

Staff costs decreased 9% or $31.8 million mainly due to lower bonus provision and lower salary costs. Average headcount for the year decreased 12% as compared to last year owing to the disposal or suspension of non-core businesses and staff retrenchment exercises. Production costs decreased 23% or $38.2 million resulting from lower newsprint consumption and the suspension of book publishing business last year. Average 45gsm newsprint cost for the year rose 6% from US$671 to US$712 per metric ton, which was fully offset by a 30% reduction in usage. The latest market price of 45gsm newsprint is US$515 per metric ton. Other operating expenses were generally lower than last year as a result of various cost saving initiatives driven by management.

FINANCIAL REVIEW BY BUSINESS

Newspaper Publishing

Revenue dropped 31% to $590.5 million due to decline in advertising sales as a result of the soft economy.

The weakness in Hong Kong's economy has been challenging for our advertising business. Display advertising volume and yield dropped. Recruitment activity remained quiet throughout the year and recruitment advertising revenue dropped. Notices revenue increased 14%, mainly driven by strong IPO activities in the second half of the year. A total of 60 IPOs were raised in 2009 with 43 raised in September to December which accounted for 80% of the full year revenue.

Based on the un-audited circulation figures for the second half of the year, average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 1% and 8% respectively when compared to same period last year. The swine flu in Hong Kong caused short term impact on circulation in the hospitality segment in particular.

Magazine Publishing

Magazine division recorded a net loss of $8.9 million in 2009, mainly due to continued investment on the China titles and lower advertising revenues resulting from the downturn in local economy. While advertising sales of all titles were affected by the financial crisis, the women's titles in Hong Kong continued to be profitable.

Property

Net profit for the year of $126.7 million (2008: Loss of $44.6 million) included a revaluation gain (net of deferred tax) of $112.7 million in 2009 while there was a revaluation loss of $67.8 million in 2008. Operating profit from principal activities dropped mainly due to a tax credit in 2008 resulting from the change of tax rate from 17.5% to 16.5% and a property which has been occupied for own use since the lease expired in October 2008.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Group's cash and cash equivalents are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

The Group had no gearing as at 31 December 2009. The ratio of current assets to current liabilities was 3.5 times.

The Group managed to maintain a very strong cash position and expects its cash and cash equivalents, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year was $70.7 million compared with $252.2 million for last year. The lower cash inflow was caused by the drop in advertising income.

Investment Activities

Net cash outflow from investing activities for the year was $48.4 million compared with an inflow of $41.1 million for 2008. The major cash outflow items for 2009 include investments in corporate bonds of $23.7 million and capital expenditure of $33.9 million, which was spent mainly on the office relocation project during the year. In 2008, the Group has disposed of its interests in music publishing and video and film post-production businesses and realised cash proceeds of $51.4 million.

Financing Activities

Net cash used in financing activities for the year was $40.2 million, of which $31.2 million was for the payment of the 2008 final dividend to the Company's shareholders and $9.0 million to a minority shareholder.

OUTLOOK

The year 2010 is starting with continued uncertainty and we cannot predict when and to what degree the economy will fully recover. However, we continue to be focused on driving our business forward, both by exploring new business opportunities as well as by strengthening our core news media business. Relationships with our clients -- both readers and advertisers -- remain of paramount importance and we will continue to focus on deepening those ties. We consistently seek ways to drive deeper engagement with our audience through ongoing enhancements to our products, as well as new avenues for distributing our content to meet the evolving habits of our readers. At the same time we are also evaluating additional products to continue to deliver increased value and service to our audience.

STAFF

As at 31 December 2009, the Group had 807 employees compared with 943 as at 31 December 2008. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

DIVIDEND

The Directors do not recommend the payment of a final dividend in respect of the year ended 31 December 2009 (2008: HK2 cents per share). No interim dividend was paid during the year (2008: HK6 cents per share).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

During the year, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

A detailed Corporate Governance Report setting out the Group's framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied will be included in the Company's Annual Report 2009.

AUDIT COMMITTEE

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises three Independent Non-executive Directors, namely Dr. The Hon. Sir David Li Kwok Po as Committee Chairman, The Hon. Ronald J. Arculli and Mr. Wong Kai Man. Two meetings were held by the Audit Committee during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2009.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-Executive Directors, namely Mr. Wong Kai Man as Committee Chairman and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean. One meeting was held by the Remuneration Committee during the year.

NOMINATION COMMITTEE

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-Executive Directors, namely The Hon. Ronald J. Arculli as Committee Chairman and Mr. Wong Kai Man, and the Non-executive Chairman, Dr. David J. Pang. One meeting was held by the Nomination Committee during the year.

On Behalf of the Board
David J. PANG
Chairman

Hong Kong, 22 March 2010

As at the date of this announcement, the Board comprises:

Non-Executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-Executive Directors
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


SCMP Group Limited
SCMP集團有限公司*
(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

RECEIVED
2010 APR -5 A

Appointment of Independent Non-executive Director

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces the appointment of Dr. Fred Hu Zu Liu as an Independent Non-executive Director of the Company with effect from 23 March 2010. Dr. Hu has also been appointed as a member of the Strategy Committee of the Company with effect from 23 March 2010.

Dr. Hu, aged 47, is Chairman of Greater China at Goldman Sachs. Before joining Goldman Sachs in 1997, Dr. Hu was a staff member at the International Monetary Fund (IMF) in Washington D.C., where he was engaged in macroeconomic research and policy consultations for a number of member country governments including China.

Dr. Hu has advised the Chinese government on financial reform, pension reform and macroeconomic policies, and has worked closely with China's leading companies including Bank of China, Bank of Communications, China Development Bank, ICBC, Ping An and ZTE on business strategy, capital raising and cross-border merger and acquisitions. At Goldman Sachs he has led several of the world's largest and most significant transactions, and has been instrumental in building the firm's franchise in the region.

Dr. Hu is a member of the Strategic Development Committee chaired by the Chief Executive of Hong Kong Special Administrative Region, a member of the Advisory Committee for the Hong Kong Securities and Futures Commission and is also a member of the Asia Pacific Council of the Nature Conservancy. He also sits on the advisory board for China Huarong Asset Management Company, Shanghai Pudong Development Bank and the Harvard China Fund.

Dr. Hu has served since 1996 as co-director and professor at the National Center for Economic Research (NCER) at Tsinghua University, where he teaches a graduate course in international finance and macroeconomics. Dr. Hu has published widely on economics and financial markets. He is a member of the editorial board for several academic journals, including the International Economic Review, and is a columnist for Caijing, China's leading financial and business magazine.

Dr. Hu earned an MS in Engineering Science from Tsinghua University and an MA and PhD in Economics from Harvard University.

There is no service contract signed between the Company and Dr. Hu. He will be entitled to receive a director's fee of HK$100,000 per annum and director's emolument of HK$50,000 per annum for serving on the Strategy Committee or such sum of director's fee to be fixed by the Board pursuant to the authority granted by the Company's shareholders at the annual general meeting. The remuneration is determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. Under the Company's Bye-Laws, Dr. Hu will retire at the forthcoming general meeting of the Company and will be eligible for re-election at the meeting.

As at the date of this announcement, Dr. Hu does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance nor does he have any relationships with any Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Other than the aforesaid, there is no other information to be disclosed under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that need to be brought to the attention of the shareholders of the Company in relation to the appointment of Dr. Hu as Independent Non-executive Director of the Company.

The Board would like to take this opportunity to welcome Dr. Hu to the Board.

On behalf of the Board
SCMP Group Limited
David J. PANG
Chairman

Hong Kong, 22 March 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SCMP Group Limited
SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

PROPOSED ADOPTION OF NEW CHINESE NAME

The board of directors (the "Board") of SCMP Group Limited (the "Company") proposes to adopt "南華早報集團有限公司" as the new Chinese name of the Company for identification purpose only.

PROPOSED ADOPTION OF NEW CHINESE NAME

The Company adopted the Chinese name "SCMP 集團有限公司" for identification purpose only according to the approval of shareholders of the Company (the "Shareholders") on 12 November 2001. In order to better reflect the identity of the Company in Chinese, the Board proposes to change the Chinese name of the Company "SCMP 集團有限公司" to "南華早報集團有限公司" as the new Chinese name of the Company for identification purpose only.

The proposed adoption of the new Chinese name of the Company will be subject to the passing of a special resolution by the Shareholders at the annual general meeting of the Company to be held on 24 May 2010 (the "Annual General Meeting"). The Company will apply for registration of the new Chinese name with the Registrar of Companies in Hong Kong under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) if and when the proposed special resolution is passed at the Annual General Meeting. The effective date of the adoption of the new Chinese name of the Company shall be the date on which the new Chinese name of the Company is registered with the Registrar of Companies in Hong Kong. The Company will then apply with The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for a new Chinese stock short name for trading in the shares of the Company (the "Shares") on the Stock Exchange.

EFFECT OF THE ADOPTION OF NEW CHINESE NAME

The adoption of the new Chinese name of the Company will not affect the rights of any Shareholders. All existing share certificates in issue bearing the present name of the Company will, after the adoption of the new Chinese name, continue to be evidence of title to the Shares and will be valid for trading, settlement and delivery for the same

number of Shares. The Company will not issue any replacement share certificates following the adoption of the new Chinese name.

GENERAL

A circular containing information on, among other things, the proposed adoption of the new Chinese name together with a notice of the Annual General Meeting will be dispatched to the Shareholders in due course.

Further announcement will be made by the Company in relation to the effective dates of adoption of the new Chinese name and the new Chinese stock short name.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 22 March 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*